EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS
(Amounts in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Income from continuing operations	$132,104	$176,117	$121,601	$116,365	$132,977
Equity in earnings of real estate joint ventures and partnerships, net	(27,074)	(20,642)	(19,300)	(22,317)	(35,112)
(Benefit) provision for income taxes	(17)	6,856	52	(1,261)	7,046
Gain on sale of property	218,611	100,714	59,621	146,290	762
Fixed charges	86,173	86,646	92,107	99,806	108,109
Amortization of capitalized interest	2,090	2,305	2,114	2,142	2,401
Distributions of income from real estate joint ventures and partnerships	1,321	1,149	1,216	4,058	3,498
Capitalized interest	(4,868)	(2,656)	(3,252)	(3,302)	(2,403)
Net income as adjusted	$408,340	$350,489	$254,159	$341,781	$217,278
Fixed charges:
Interest on indebtedness, net	$80,326	$83,003	$87,783	$94,744	$103,839
Capitalized interest	4,868	2,656	3,252	3,302	2,403
Portion of rents representative of the interest factor	979	987	1,072	1,760	1,867
Fixed charges	86,173	86,646	92,107	99,806	108,109
Preferred dividends	—	—	3,830	10,840	18,173
Combined fixed charges and preferred dividends	$86,173	$86,646	$95,937	$110,646	$126,282

RATIO OF EARNINGS TO FIXED CHARGES	4.74x	4.05x	2.76x	3.42x	2.01x

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	4.74x	4.05x	2.65x	3.09x	1.72x